RIO CAN

REAL ESTATE INVESTMENT TRUST

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 21 2007
WASH, D.C. 210

May 18, 2007

07023920

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following documents:

- Report of Voting Results
- Security Holders Documents

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Attachments

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381

RIOCAN REAL ESTATE INVESTMENT TRUST
(the "Trust")

Annual Meeting of Unitholders

Held on May 15, 2007

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Brief Description of Matters Voted Upon	Outcome of the Vote
In respect of the election of members of the Board of Trustees of the Trust	**Approved**
In respect of the appointment and authorization of the Board of Trustees of the Trust to fix the remuneration of the auditors	**Approved**
In respect of the approval of the resolution to authorize the amendments to the Declaration of Trust as set out in Appendix B to the Trust's Management Information Circular	**Approved**

RIOCAN REAL ESTATE INVESTMENT TRUST

AMENDED AND RESTATED DECLARATION OF TRUST MADE AS OF MAY 15, 2007

TABLE OF CONTENTS

RIOCAN REAL ESTATE INVESTMENT TRUST

AMENDED AND RESTATED DECLARATION OF TRUST

THIS AMENDED AND RESTATED DECLARATION OF TRUST made in Toronto, Ontario as of the 15th day of May, 2007.

RECITAL

WHEREAS the Trust was established for the principal purpose of providing persons who may become the holders of Units with an opportunity to invest in an entity owning and holding a diversified portfolio of primarily income-producing real property investments in Canada.

DECLARATION

NOW THEREFORE, the Trustees hereby confirm that they agree to hold in trust as trustees any and all property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to them as such trustees and all rents, income, profits and gains therefrom for the benefit of the Unitholders hereunder in accordance with and subject to the express provisions of this Declaration of Trust, to wit:

ARTICLE I
THE TRUST DEFINITIONS

1.1 Definitions and Interpretation

In this Declaration of Trust, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine and neuter. In this Declaration of Trust, except where the context otherwise requires:

"**Adjusted Unitholders' Equity**" means, at any time, the aggregate of the amount of Unitholders' equity of the Trust and the amount of accumulated amortization of income properties recorded in the books and records of the Trust, calculated in accordance with generally accepted accounting principles;

"**affiliate**" with relation to any person means an associate or an affiliated, controlled or subsidiary company of such person, all such terms (except person) having the meaning ascribed thereto by the *Securities Act* (Ontario), as amended from time to time;

"**annuitant**" means the annuitant of a registered retirement savings plan or a registered retirement income fund, all as defined in the *Income Tax Act* (Canada);

"**Audit Committee**" means the committee established pursuant to section 8.3;

"**capital cost allowance**" shall include any amounts deductible in respect of the cost of investments or other capital assets as is permitted by the *Income Tax Act* (Canada);

"**capital cost allowance of the Trust**" for any year shall be the amount of capital cost allowance that is deductible under the *Income Tax Act* (Canada) in computing the income of the Trust for income tax purposes for the year;

"**capital gain**" shall have the meaning ascribed to such term in the *Income Tax Act* (Canada);

"**capital loss**" shall have the meaning ascribed to such term in the *Income Tax Act* (Canada);

"**Compensation Committee**" means the committee established pursuant to section 8.2;

"**cumulative eligible capital of the Trust**" for any year means the amount of cumulative eligible capital that is deductible under the *Income Tax Act* (Canada) in computing the income of the Trust for income tax purposes for the year,

"**Declaration of Trust**" means this amended and restated declaration of trust, as amended from time to time;

"**dissenting offeree**" means, where a take-over bid is made for all the Units, a holder of Units who does not accept the take-over bid and includes a subsequent holder of that Unit who acquires it from the first mentioned holder;

"**Distribution Date**" means each date selected by the Trustee for the purpose of making distributions contemplated in Article IX;

"**Distributions**" means the income of the Trust to be distributed to Unitholders in accordance with Article IX;

"**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this Declaration of Trust and include every instrument supplemental or ancillary to or in implementation of this Declaration of Trust and, except where the context otherwise requires, not to any particular article, section or other portion thereof;

references to "**the *Income Tax Act* (Canada)**" mean such act and the regulations thereunder as the same may be amended from time to time;

"**indebtedness**" means any obligation of the Trust for borrowed money (including, for greater certainty, the principal amount of convertible debt securities, notwithstanding the presentation of such securities in the Trust's financial statements in accordance with generally accepted accounting principles) to the extent that is appears as a liability on the balance sheet of the Trust calculated in accordance with generally accepted accounting principles;

"**Investment Committee**" means the committee established pursuant to section 8.1;

"**mortgage**" means any mortgage, charge, hypothec, bond, debenture, note or other evidence of indebtedness directly or indirectly secured by real property;

"**person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof~

"**President**", "**Vice-President**", and "**Secretary**" means the person holding the respective office from time to time in accordance with section 2.9

"**real property**" means property which in law is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, partnership, joint venture or otherwise) and securities of persons whose assets consist primarily of real property and/or investments, direct or indirect, in real property;

"**Register**" means the register which shall be established and maintained pursuant to section 5.14;

"**take-over bid**" has the meaning ascribed to such term in the *Securities Act* (Ontario), as amended from time to time;

"**Trust**" means RioCan Real Estate Investment Trust established hereunder;

"**Trustees**" means, as of any particular time, the trustees holding office under this Declaration of Trust at such time, whether they be the signatories hereto or additional or successor trustees;

"**Trustees' Regulations**" means the regulations adopted by the Trustees pursuant to section 3.3;

"**Unit**" means a unit of interest in the Trust in accordance with the provisions hereof and includes a fraction of a Unit; and

"**Unitholder**" means a person whose name appears on the Register as a holder of Units.

1.2 Name

The name of the trust created by this Declaration of Trust shall be "RioCan Real Estate Investment Trust". As far as practicable and except as otherwise provided in this Declaration of Trust, the Trustees shall conduct the Trust activities, hold property, execute all documents and take all legal proceedings under that name.

1.3 Use of Name

Should the Trustees determine that the use of the name "RioCan Real Estate Investment Trust" is not practicable, legal or convenient, they may use such other designation or they may adopt such other name for the Trust as they deem appropriate and the Trust may hold property and conduct its activities under such other designation or name.

1.4 Places of Business

The principal office and centre of administration of the Trust shall be at 130 King Street West, Suite 700, Toronto, Ontario, unless changed by the Trustees to another location. The Trust may have such other offices or places for the conduct of its affairs as the Trustees may from time to time determine as necessary or desirable.

1.5 Nature of the Trust

The Trust is an unincorporated investment trust. The Trust, its Units and its property shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for investment trusts and for this Trust by:

(i) applicable laws, regulations or other requirements imposed by applicable securities or other regulatory authorities; and

(ii) the terms, conditions and trusts set forth in this Declaration of Trust.

The beneficial interest of a holder of any Unit shall be limited to the right to participate pro rata in distributions when and as declared by the Trustees as contemplated by Article IX and distributions upon the termination of the Trust as contemplated in Article XII. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees, the Unitholders or any officer or other employee of the Trust or any of them for any purpose be, or be deemed to be treated in any way whatsoever to be, liable or responsible hereunder as partners or joint venturers. Neither the Trustees nor any officer or other employee of the Trust shall be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees, to the Trust, and to the officers and other employees of the Trust and to the property of the Trust shall be solely that of beneficiaries in accordance with rights conferred and the liabilities and obligations imposed upon them by this Declaration of Trust.

ARTICLE II
TERMS AND REMUNERATION OF TRUSTEES

2.1 Number

There shall be no fewer than five nor more than fifteen Trustees. The number of Trustees may be increased or decreased within such limits from time to time by the Unitholders or by the Trustees, provided that the Trustees may not, between meetings of Unitholders, appoint additional Trustees if, after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees required to have been elected at the last annual meeting of Unitholders.

2.2 Term of Office

Each Trustee who executes this Declaration of Trust or who is hereafter elected or appointed shall (except as provided in Section 2.6) hold office until the next annual meeting of Unitholders or until his successor has been elected and has qualified to serve as Trustee.

2.3 Qualifications of Trustees

A Trustee shall be an individual at least 18 years of age, who is not of unsound mind and has not been found to be of unsound mind by a court in Canada or elsewhere, and who does not have the status of bankrupt. Trustees are not required to hold Units. A majority of the Trustees must be resident Canadians.

2.4 Election of Trustees

Election of Trustees shall be by the vote of Unitholders. The election of any Trustee (other than an individual who is serving as a Trustee immediately prior to such election) shall not become effective unless and until such person shall have in writing accepted his election and agreed to be bound by the terms of this Declaration of Trust.

2.5 Resignation, Removal and Death of Trustee

A Trustee may resign at any time by an instrument in writing signed by him and delivered or mailed to the President or the Secretary. Such resignation shall take effect on the date such notice is given or at any later time specified in the notice without need for prior accounting. A Trustee may be removed at any time with or without cause by a majority of the votes cast at a meeting of Unitholders called for that purpose or by the consent of holders of a majority of the outstanding Units entitled to vote thereon or with cause by the resolution of two-thirds of the remaining Trustees. Upon the resignation or removal of any Trustee, or his otherwise ceasing to be a Trustee, he shall execute and deliver such documents as the remaining Trustees shall require for the conveyance of any Trust property held in his name, shall account to the remaining Trustees as they may require for all property which he holds as Trustee and shall thereupon be discharged as Trustee. Upon the incapacity or death of any Trustee, his legal representative shall execute and deliver on his behalf such documents as the remaining Trustees may require as provided in this section. In the event that a Trustee or his legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents.

2.6 Vacancies

The term of office of a Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, bankruptcy, adjudicated incompetence or other incapacity to exercise the duties of the office or removal of a Trustee. No such vacancy shall operate to annul this Declaration of Trust or affect the continuity of the Trust. Until the vacancy is filled, the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees hereunder. In the case of a vacancy, the Unitholders or a majority of the Trustees continuing in office may fill such vacancy. Any Trustee so elected by the Trustees shall hold office until the next annual meeting of Unitholders.

2.7 Successor and Additional Trustees

The right, title and interest of the Trustees in and to the property of the Trust shall vest automatically in all persons who may hereafter become Trustees upon their due election or appointment and qualification without any further act and they shall thereupon have all the

rights, privileges, powers, obligations and immunities of Trustees hereunder. Such right, title and interest shall vest in the Trustees whether or not conveyancing documents have been executed and delivered pursuant to section 2.5 or otherwise.

2.8 Compensation and Other Remuneration

Trustees who are not officers or other employees of the Trust shall be entitled to receive for their services as Trustees such amounts as the Unitholders may approve from time to time, as well as reimbursement of out-of-pocket expenses incurred in acting as a Trustee, or such other reasonable compensation as the Trustees determine from time to time. Such Trustees, either directly or indirectly, shall also be entitled to receive remuneration for services rendered to the Trust in any other capacity. Such services may include, without limitation, services as legal, accounting or other professional services or services as a broker, transfer agent or underwriter, whether performed by a Trustee or any person affiliated with the Trustee. Trustees who are officers or other employees of the Trust shall not be entitled to receive any remuneration for their services as Trustees and shall not be entitled to reimbursement from the Trust of any of their expenses incurred in acting as a Trustee except for their out-of-pocket expenses incurred in attending meetings of the Trustees, the Compensation Committee, the Investment Committee or the Audit Committee or other committees of the Trustees established from time to time.

In addition to any compensation payable to Trustees in their capacity as Trustees the Compensation Committee shall determine from time to time such reasonable additional compensation as should be paid to the chairpersons of the various committees of the Trustees.

2.9 Officers of the Trust

The Trust shall have a President, a Secretary and may have one or more Vice-Presidents and such other officers as the Trustees may appoint from time to time. One person may hold two or more offices. The President shall be a Trustee and any other officers of the Trust may, but need not, be Trustees. Officers of the Trust shall be appointed and discharged, and their remuneration determined, by the Trustees.

ARTICLE III
TRUSTEE'S POWERS AND DUTIES

3.1 General Powers

The Trustees, subject only to the specific limitations contained in this Declaration of Trust, shall have, without further or other authorization and free from any power of control on the part of the Unitholders, full, absolute, and exclusive power, control and authority over the assets of the Trust and over the business and affairs of the Trust to the same extent as if the Trustees were the sole owner thereof in their/own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or the conducting of the business of the Trust. In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustees. The enumeration of any specific power or authority herein shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. Except as specifically required by such laws, the Trustees shall

in carrying out investment activities not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

3.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust and in addition to any powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by them in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time deem proper:

(a) to retain, invest and re-invest the capital or other funds of the Trust in real or personal property of any kind, all without regard to whether any such properties are authorized by law for the investment of trust funds, and to possess and exercise all the rights, powers and privileges appertaining to the ownership of the property of the Trust and to increase the capital of the Trust at any time by the issuance of additional Units for such consideration as they deem appropriate;

(b) for such consideration as they deem proper, to invest in, purchase or otherwise acquire for cash or other property or through the issuance of Units or through the issuance of notes, debentures, bonds or other obligations of the Trust and hold for investment the entire or any participating interest in notes, bonds or other obligations. In connection with any such investment, purchase, or acquisition, the Trustees shall have the power to acquire a share of rents, lease payments, or other gross income from or a share of the profits from or a share in the equity or ownership of real property;

(c) to sell, rent, lease, hire, exchange, release, partition, assign, mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of any or all of the property of the Trust by deeds, trust deeds, assignments, bills of sale, transfers, leases, mortgages, financing statements, security agreements and other instruments for any of such purposes executed and delivered for and on behalf of the Trust or Trustees or by a duly authorized officer, employee, agent or any nominee of the Trust;

(d) to enter into leases, contracts, obligations and other agreements for a term extending beyond the term of office of the Trustees and beyond the possible termination of the Trust or for a lesser term;

(e) to borrow money and give negotiable or non-negotiable instruments therefor, to guarantee, indemnify or act as surety with respect to payment or performance of obligations of third parties; to enter into other obligations on behalf of the Trust; and to assign, convey, transfer, mortgage, subordinate, pledge, grant security interests in, encumber or hypothecate the property of the Trust to secure any of the foregoing;

(f) to lend money, whether secured or unsecured;

(g) to incur and pay out of the property of the Trust any charges or expenses and disburse any funds of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustees, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trúst or conducting the business of the Trust including, without limitation, taxes or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustees in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes herein;

(h) to deposit funds of the Trust in banks, trust companies and other depositories, whether or not such deposits will draw interest, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more Trustees, officers, agents or representatives) as the Trustee may determine;

(i) to possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any mortgages or securities, issued or created by, or interest in, any person, forming part of the assets of the Trust, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attomey, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(j) to elect, appoint, engage or otherwise employ officers for the Trust (including the President, Secretary and such Vice-Presidents and other officers as the Trustees may determine), who may be removed or discharged at the discretion of the Trustees, such officers to have such powers and duties, and to serve such terms as may be prescribed by the Trustees or by the Trustees' Regulations; to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, real estate advisors, investment advisors, registrars, underwriters, accountants, lawyers, real estate agents, property managers, brokers, architects, engineers, construction managers, general contractors or otherwise) in one or more capacities, and to pay compensation from the Trust for services in as many capacities as such persons may be so engaged or employed; and except as prohibited by law, to delegate any of the powers and duties of the Trustees to any one or more Trustees, agents, representatives, officers, employees, independent contractors or other persons;

(k) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof~

(l) to renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of the Trust;

(m) to purchase and pay for out of the assets of the Trust, insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustees, the Unitholders or officers against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, Unitholders or officers;

(n) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustees, or except as prohibited by law, by and/or in the name of the Trust or the Trustees or any other person, on such terms, in such manner, with such powers in such person as the Trustees may determine and with or without disclosure that the Trust or Trustees are interested therein; provided, however, that should legal title to any of the assets of the Trust be held by and/or in the name of any person or persons other than the Trust, the Trustees shall require such person or persons to execute a declaration of trust acknowledging that legal title to such assets are held in trust for the benefit of the Trust;

(o) to determine conclusively the allocation to capital, income or other appropriate accounts all receipts, expenses, disbursements and property of the Trust;

(p) to prepare, sign and file or cause to be prepared, signed and filed a prospectus, offering memorandum, or similar document and any amendment thereto, relating to or resulting from an offering of the Units issued or held by the Trust and to pay the cost thereof and related thereto out of the property of the Trust whether or not such offering is or was of direct benefit to the Trust or those persons (if any) who were Unitholders immediately prior to such offering;

(q) to make or cause to be made application for the listing on any stock exchange of any Units of the Trust, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings;

(r) to determine conclusively the value of any or all of the property of the Trust from time to time and, in determining such value, to consider such information and advice as the Trustees, in their sole judgement, may deem material and reliable; and

(s) To do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

3.3 Further Powers of the Trustees

The Trustees shall have the power to prescribe any form provided for or contemplated by this Declaration of Trust. The Trustees may make, adopt, amend, or repeal regulations containing provisions relating to the business of the Trust, the conduct of its affairs, its rights or powers and

the rights or powers of its Unitholders or officers not inconsistent with law or with this Declaration of Trust. The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Declaration of Trust which they may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Trust. Any regulations, decisions, designations or determinations made pursuant to this section shall be conclusive and binding upon all persons affected thereby.

3.4 Standard of Care

The exclusive standard of care required of the Trustees in exercising their powers and carrying out their functions hereunder shall be that they exercise their powers and carry out their functions hereunder as Trustees honestly, in good faith and in the best interests of the Trust and the Unitholders and that in connection therewith they exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, no Trustee shall be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees in their capacity as trustees shall not be required to devote their entire time to the business and affairs of the Trust.

3.5 Reliance Upon Trustees

Any person dealing with the Trust in respect of any matters pertaining to the assets of the Trust and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustees as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees shall be bound to see to the application of any funds or property passing into the hands or control of the Trustees. The receipt of the Trustees for monies or other consideration shall be binding upon the Trust.

3.6 Determinations of Trustees Binding

All determinations of the Trustees which are made in good faith with respect to any matters relating to the Trust, including, without limiting the generality of the foregoing, whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders (and, where the Unitholder is a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered pension fund or plan as defined in the *Income Tax Act* (Canada), or other such fund or plan registered under such act, upon plan beneficiaries and plan holders past, present and future) and Units of the Trust shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

3.7 Conflict of Interest

If a Trustee or an officer of the Trust is a party to a material contract or transaction or proposed material contract or transaction with the Trust or is a director, officer or employee of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Trust, the Trustee or officer, as the case may

be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of Trustees the nature and extent of such interest.

(a) The disclosure required in the case of a Trustee shall be made,

(i) at the meeting of Trustees or the Investment Committee, as the case may be, at which a proposed contract or transaction is first considered;

(ii) if the Trustee was not then interested in the proposed contract or transaction, at the first meeting after he becomes so interested;

(iii) if the Trustee becomes interested after a contract is made or a transaction is entered into, at the first meeting after he becomes so interested; or

(iv) if a person who is interested in a contract or transaction later becomes a Trustee, at the first such meeting after he assumes that capacity.

(b) The disclosure required in the case of an officer of the Trust who is not a Trustee shall be made,

(i) forthwith after he becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of the Investment Committee or of the Trustees;

(ii) if the officer becomes interested after a contract is made or a transaction is entered into, forthwith after he becomes so interested; or

(iii) if a person who is interested in a contract or transaction later becomes an officer, forthwith after he becomes an officer.

(c) Notwithstanding subsections (a) and (b), where this section applies to any person in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of the business of the Trust, would not require approval by the Trustees or the Unitholders, such person shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of his interest forthwith after such person becomes aware of the contract or transaction or proposed contract or transaction.

(d) A Trustee referred to in this section shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is,

(i) one relating primarily to his remuneration as a Trustee, officer, employee or agent of the Trust; or

(ii) one for indemnity under section 13.1 hereof or the purchase of liability insurance.

(e) For the purposes hereof, a general notice to the Trustees by a Trustee or officer of the Trust disclosing that they are a director, officer or employee of or have a material interest in a person and are to be regarded as interested in any contract

made or any transaction entered into with that person, is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into.

(f) Where a material contract is made or a material transaction is entered into between the Trust and any one or more of its Trustees or officers, or between the Trust and another person of which a Trustee or officer of the Trust is a director or officer or in which they have a material interest,

(i) the Trustee or officer is not accountable to the Trust or to the Unitholders for any profit or gain realized from the contract or transaction; and

(ii) the contract or transaction is neither void nor voidable, by reason only of that relationship or by reason only that the Trustee is present at or is counted to determine the presence of a quorum at the meeting of Trustees or committee of Trustees that authorized the contract or transaction, if the Trustee or officer disclosed their interest in accordance with this section, and the contract or transaction was reasonable and fair to the Trust at the time it was so approved.

(g) Notwithstanding anything in this section, but without limiting the effect of subsection (f) hereof, a Trustee or officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit or gain realized from any such contract or transaction by reason only of his holding such office, and the contract or transaction, if it was reasonable and fair to the Trust at the time it was approved, is not by reason only of such person's interest therein void or voidable, where,

(i) the contract or transaction is confirmed or approved at a meeting of Unitholders duly called for that purpose; and

(ii) the nature and extent of such person's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in any information circular required to be provided by this Declaration of Trust or by law.

(h) Subject to subsections (f) and (g) hereof, where any Trustee or officer fails to disclose his interest in a material contract or transaction in accordance with this Declaration of Trust or otherwise fails to comply with this section, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the contract or transaction and directing that such person account to the Trust for any profit or gain realized.

ARTICLE IV
INVESTMENT RESTRICTIONS

4.1 Fundamental Restrictions

The assets of the Trust shall be invested only in accordance with the following restrictions:

(a) The Trust shall not make any investment that would result in Units of the Trust being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, that would result in the Trust or any such plan being liable under the *Income Tax Act* (Canada) to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in that Act or that would result in the Trust paying a tax under the registered investment provisions of that Act imposed for exceeding certain investment limits or that would result in Units of the Trust not being units of a "mutual fund trust" within the meaning of the *Income Tax Act* (Canada).

(b) The Trust shall not acquire any single investment in real property (in the case of investment in securities of a person, determined on a property by property basis in such person's portfolio) if the cost to the Trust of such acquisition (net of the amount of encumbrances assumed) will exceed 10% of the Adjusted Unitholders' Equity of the Trust, or such greater percentage as is permitted from time to time under the *Income Tax Act* (Canada) but in any event not greater than 20% of the Adjusted Unitholders' Equity; provided that the foregoing shall not require the Trust to sell any of its real property held at November 30, 1993, which do not comply with the foregoing provisions of this subsection.

(c) The Trust may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments in real property, including the acquisition, holding, maintenance, improvement, leasing or management thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of management, are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, provisions to provide liquidity to the Trust, to limit the liability of the Trust to third parties, and provide for the participation of the Trust in the management of the joint venture arrangement. For purposes of this provision, a joint venture arrangement is an arrangement between the Trust and one or more other persons ("joint venturers") pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out in this Section 4.1 and in respect of which the Trust may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a "joint venture entity"), including without limitation a general partnership, limited partnership, trust or limited liability company.

(d) Except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or of a

province of Canada, government debt securities or money market instruments of, or guaranteed by, a Schedule 1 Canadian bank and other investments permitted pursuant to this Section 4.1, the Trust may not hold securities of a person other than to the extent that such securities would, for the purpose of this Declaration of Trust, constitute an investment in real property.

(e) Subject to paragraphs (d), (k) and (m), the Trust may only invest, directly or indirectly, in income-producing real property and such other activities incidental thereto including, indirectly, operating businesses:

(i) where revenue will be derived, directly or indirectly, principally from income-producing real property; or

(ii) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of income-producing real property (in each case as determined by the Trustees).

(f) The Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property.

(g) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent management determines to be practicable, any written instrument which is, in the judgment of management, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the Trust, but only the property of the Trust or a specific portion thereof only shall be bound. The Trust, however, is not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property.

(h) The Trust shall not lease or sublease to any person any real property, premises or space where that person and its affiliates would, after the contemplated lease or sublease, be leasing or subleasing real property, premises or space having an aggregate gross leaseable area in excess of 20% of the aggregate gross leaseable area of all real property held by the Trust.

(i) The Trust shall not enter into any transaction involving the purchase of lands or land and improvements thereon and the leasing thereof back to the vendor where the aggregate gross leaseable area of the space being leased to the vendor together with all other space being leased by the Trust to the vendor and its affiliates is in excess of 20% of the aggregate gross leaseable area of all real property held by the Trust.

(j) The limitation contained in paragraph (h) shall not apply to the renewal of a lease or sublease and the limitations contained in paragraphs (h) and (i) shall not apply

where the person to whom the lease or sublease is made is, or where the lease or sublease is guaranteed by:

(i) the Government of Canada, the Government of the United States, any province or territory of Canada, any state of the United States, any municipality or city in Canada or the United States, or any agency or crown corporation thereof; or

(ii) any corporation:

(A) the bonds, debentures or other evidences of indebtedness of or guaranteed by which are authorized as an investment for insurance companies pursuant to paragraph 86(1)(k) of the *Canadian and British Insurance Companies Act* in effect on December 31, 1991; or

(B) the preferred shares or common shares of which are authorized as an investment for insurance companies pursuant to paragraphs 86(1)(m) or (n) of such Act, in effect on December 31, 1991; or

(C) of which any of the bonds, debentures or other evidences of indebtedness of, or guaranteed by an issuer, or any of the other securities of an issuer which have received, and continue to hold, an investment grade rating from a recognized credit rating agency,

in each case at the time the lease or sublease is entered into, or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into; or

(iii) a Canadian chartered bank or a trust company or insurance company registered or licensed federally or under the laws of a province of Canada.

(k) The Trust may invest in a mortgage only where:

(i) the real property which is security therefor is income-producing real property which otherwise meets the general investment criteria of the Trust;

(ii) the mortgage is registered on title to the real property which is security therefor; and

(iii) the aggregate value of the investments of the Trust in mortgages, other than mortgages taken back by the Trust on the sale of its properties, after giving effect to the proposed investment, will not exceed 30% of the Adjusted Unitholders' Equity of the Trust.

(l) The Trust shall not engage in construction or development of real property except to the extent necessary to maintain its real properties in good repair, or to enhance the income-producing ability of properties owned by the Trust.

(m) The Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (c), (d), (e), (h), (i), (k) and (l) above.

(n) Title to each real property shall be held by and registered in the name of the Trust, the Trustees, or in the name of a corporation wholly-owned by the Trust, or in the name of a corporation which is not wholly-owned by the Trust provided that the Trust's ownership interest in such corporation, expressed as a percentage of all ownership interests, is at least as great as the Trust's intended indirect ownership interest in the real property of the corporation.

For the purpose of the foregoing restrictions, the assets, liabilities and transactions of a corporation wholly owned by the Trust will be deemed to be those of the Trust.

4.2 Permitted Borrowing

The Trust shall borrow only in accordance with the following restrictions:

(a) The Trust shall not assume or incur any indebtedness unless, at the date of the proposed assumption or incurring of indebtedness, the aggregate of the total indebtedness of the Trust and the amount of additional indebtedness proposed to be assumed does not exceed 60% of the aggregate amount of the total assets of the Trust and the amount of accumulated amortization of income properties recorded in the books and records of the Trust in respect of its properties, calculated in accordance with generally accepted accounting principles.

(b) Subject to subsection 4.2(c), the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind except:

(i) indebtedness assumed or incurred under a mortgage on the security of real property by a corporation wholly-owned by the Trust and operated solely for the purpose of holding a particular real property or properties; or

(ii) indebtedness assumed or incurred under a mortgage on the security of real property by a person of which the Trust is a securityholder (including, without limitation, equity securities) and which is operated solely for the purpose of holding a particular real property or properties for a joint venture where the limit of the guarantee, as a percentage of such indebtedness, does not exceed the percentage of the Trust's interest in the real property (or real properties, as applicable) in both instances where such mortgage, if granted by the Trust directly, would not cause the Trust

to contravene the restrictions in the remaining subsections of this section 4.2

(c) Notwithstanding subsection 4.2(b), the Trust may, directly or indirectly, guarantee indebtedness or liabilities in connection with, and where required or desirable to further, any initiatives undertaken by the Trust which are permitted under this Declaration of Trust.

4.3 Registered Investment

The Trustees shall cause the Trust to do all such things and take all such action as may be necessary from time to time to ensure that the Trust shall retain its status as a "registered investment" within the meaning of the *Income Tax Act* (Canada).

4.4 Application of Investment Restrictions

With respect to the restrictions contained in section 4.1, where any maximum or minimum percentage limitation is specified in any of the restrictions therein contained, such restrictions shall be applied on the basis of the relevant amounts calculated immediately after the making of such investment. Any subsequent change relative to any percentage limitation which results from a subsequent change in the amount of Adjusted Unitholders' Equity will not require divestiture of any investment.

4.5 Regulatory Matters

If at any time a regulatory authority having jurisdiction over the Trust or any property of the Trust shall enact any law, regulation or requirement which is in conflict with any investment restriction of the Trust then in force, such restriction in conflict shall, if the Trustees on the advice of legal counsel to the Trust so resolve be deemed to have been amended to the extent necessary to resolve any such conflict, and, notwithstanding anything to the contrary herein contained, any such resolution of the Trustees shall not require the prior approval of Unitholders.

ARTICLE V
TRUST UNITS

5.1 Units

The beneficial interests in the Trust shall initially be divided into a single class of Units. Following the date of this Declaration of Trust, the Trustees may create additional classes of units of the Trust having such attributes as may be ascribed from time to time provided that, in no event, shall any such additional class of units contain any rights, terms or conditions which are more favourable than the rights terms and conditions attaching to the Units outstanding as of the date hereof. The number of Units which the Trust may issue is unlimited. The issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees.

5.2 Ranking of Units

Each Unit shall represent an equal interest in the Trust with all outstanding Units, all Units outstanding from time to time shall participate pro rata in any distributions by the Trust

and, in the event of termination of the Trust, in the net worth of the Trust, and no Unit shall have any preference or priority over any other.

5.3 Units Non-Assessable

(a) Subject to subsection (b), no Units shall be issued other than as fully paid and non-assessable. A Unit shall not be fully paid until the consideration therefor has been received in full by or on behalf of the Trust. The consideration for any Unit shall be paid in money or in property or in past services that are not less in value than the fair equivalent of the money that the Trust would have received if the Unit had been issued for money. In determining whether property or past services are the fair equivalent of a money consideration, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust.

(b) Notwithstanding subsection (a), the Trust may, from time to time, issue Units on an instalment receipt basis if the Trustees determine that to do so would be desirable in the circumstances.

5.4 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Units of the Trust. There are no pre-emptive rights attaching to the Units.

5.5 Fractional Units

Except as otherwise provided in section 5.1, if as a result of any act of the Trustees hereunder any person becomes entitled to a fraction of a Unit, such person is not entitled to receive a certificate therefor. Fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of, or to attend or to vote at, meetings of Unitholders. Subject to the foregoing, such fractional Units shall have attached thereto the rights, restrictions, conditions and limitations attaching to whole Units in the proportion that they bear to a whole Unit.

5.6 Legal Ownership of Assets of the Trust

The legal ownership of the assets of the Trust and the right to conduct the business of the Trust are vested exclusively in the Trustees, and the Unitholders shall have no interest therein other than the beneficial interest in the Trust conferred by their Units issued hereunder, as described in section 1.5, and they shall have no right to compel any partition, division, dividend or distribution of the Trust or any of the assets of the Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights, and impose upon the holders thereof only those liabilities and obligations, specifically set forth in this Declaration of Trust. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

5.7 Allotment and Issue

The Trustees may allot and issue Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment by Unitholders of their distributions of the Trust in Units), and for such consideration and to such person, persons or class of persons as the Trustees in their sole discretion shall determine. In the event that Units are issued in whole or in part for a consideration other than money, the resolution of the Trustees allotting and issuing such Units shall express the fair equivalent in money of the other consideration received.

5.8 Rights, Warrants and Options

The Trustees may create and issue rights, warrants or options to subscribe for fully paid Units which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant or option shall not be a Unit and a holder thereof shall not be a Unitholder.

5.9 Commissions and Discounts

The Trustees may provide for the payment of commissions or may allow discounts to persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, for Units or of their agreeing to procure subscriptions therefor, whether absolute or conditional.

5.10 Transferability

The Units are freely transferable and the Trustees shall not impose any restriction on the transfer of Units. The Trustees shall maintain a listing for the Units on a Canadian stock exchange.

5.11 Certificates

Each Unitholder or his duly authorized agent is entitled to a certificate bearing an identifying serial number in respect of the Units held by him, signed in the manner hereinafter prescribed, but the Trust is not bound to issue more than one certificate in respect of a Unit or Units held jointly or in common by two or more persons and delivery of a certificate to one of them shall be sufficient delivery to all. No certificate shall be issued to evidence any fractional Units.

5.12 Certificate Fee

The Trustees may establish a reasonable fee to be charged for every certificate issued.

5.13 Form of Certificate

The form of certificate representing Units shall be in such form as is from time to time authorized by the Trustees.

5.14 Unit Register and Transfer Ledgers to be Maintained

A register (the "**Register**") shall be kept by, or on behalf and under the direction of the Trustees, which Register shall contain the names and addresses of Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates representing such Units and a record of all transfers thereof. The Trustees may appoint one or more chartered banks or trust companies to act as transfer agents and to act as registrars for Units and may provide for the transfer of Units in one or more places within Canada. In the event of such appointment, such transfer agents and registrars shall keep all necessary registers and other books (which may be kept on a computer or similar device) for recording original issues and registering and transferring the Units of the Trust. If the Trustees have appointed a registrar and transfer agent, no certificate for Units shall be valid unless countersigned by or on behalf of the transfer agent and/or registrar. Only Unitholders whose Units are recorded on the Register shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of Unitholders.

5.15 Entry on Register

Upon any issue of Units, the name of the subscriber shall be promptly entered on the Register as the owner of the number of Units issued to such subscriber, or if the subscriber is already a Unitholder, the Register shall be amended to include his additional Units.

5.16 Limitation on Non-Resident Ownership

At no time may non-residents of Canada as determined for the purposes of the *Income Tax Act* (Canada) be the beneficial owner of a majority of the outstanding Units and the Trustees shall inform each transfer agent of the Trust of this restriction. The transfer agent of the Trust may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trust's transfer agent becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% percent of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the transfer agent determines that a majority of the Units are held by non-residents, the transfer agent may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the transfer agent may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent with satisfactory evidence that they are not non-residents within such period, the transfer agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the effective holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

5.17 Transfer of Units

Units shall be, for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and shall be transferable at any time and from time to time by endorsement

and delivery of the certificates representing the Units subject to such provisions and conditions as may be prescribed by the Trustees from time to time. No transfer shall be recorded on the Register unless the transferor has executed the instrument of transfer as reproduced in the Unit certificate and the transferee has delivered to the transfer agent and/or registrar a Unit certificate representing the Units transferred. Subject to the foregoing, transfers shall be recorded on the Register and a new certificate for the Units so transferred shall be issued to the transferee and in case of a transfer of only part of the Units represented by any certificate, a new certificate for the remaining Units shall be issued to the transferor.

5.18 Successors in Interest to Unitholders

Any person becoming entitled to any Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder or such Units and shall receive a new certificate therefor upon production of evidence thereof satisfactory to the Trustees and delivery of the existing certificate to the Trustees or the transfer agent to the Trust, but until such record is made, the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not the Trust, the Trustees or the transfer agent or registrar of the Trust shall have actual or other notice of such death, bankruptcy, incompetence or other event.

5.19 Units Held Jointly or in Fiduciary Capacity

The Trust may treat two or more persons holding any Unit as joint tenants of the entire interest therein unless their ownership is expressly otherwise recorded on the Register, but no entry shall be made in the Register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any person recorded as a holder of any Unit may, subject to the provisions herein contained, be described on the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

5.20 Performance of Trusts

None of the Trustees, the Unitholders or any transfer agent or other agent of the Trust shall be bound to see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or interest therein by any such Unitholder or his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein, except for the person recorded as Unitholder.

5.21 Lost Certificates

In the event that any certificate for Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Units in lieu thereof. The Trustees may in their discretion, before the issuance of such new certificate require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees deem necessary and may require the applicant to supply

to the Trust a "lost certificate" or similar bond in such reasonable amount as the Trustees direct indemnifying the Trustees, the transfer agents and registrars for so doing. The Trustees shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the property of the Trust with such contribution, if any, by those insured as may be determined by the Trustees. If such blanket lost security bond is acquired, the Trustees may authorize and direct (upon such terms and conditions as they may from time to time impose) any registrar, transfer agent, trustee, or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated certificates without further action or approval by the Trustees.

5.22 Death of Unitholders

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or give such Unitholder's legal representatives a right to an accounting or to take any action in the courts or otherwise against other Unitholders or the Trustees or the property of the Trust, but shall only entitle the legal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions of section 5.11 hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such legal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

5.23 Unclaimed Distributions

In the event that the Trustees hold distributions which are unclaimed or which cannot be paid for any reason, neither the Trustees nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company, pending payment to the person or persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of the distributions so held to the Public Trustee (or other similar government official or agency) whose receipt shall be a good acquittance and discharge of the obligations of the Trustees.

5.24 Repurchase of Units

The Trust shall be entitled to purchase for cancellation at any time the whole or from time to time any part of the outstanding Units, at a price per Unit and on a basis to be determined by the Trustees in compliance with all applicable securities regulatory laws, regulations or policies or the. policies of any applicable stock exchange.

5.25 Take-Over Bids

(1) If within one hundred and twenty days after the date of a take-over bid the bid is accepted by the holders of not less than ninety per cent of the Units, other than Units held at the date of the take-over bid by or on behalf of the offeror or an affiliate of the offeror, the offeror is entitled, on complying with this section, to acquire the Units held by the dissenting offerees.

(2) An offeror may acquire Units held by a dissenting offeree by sending by registered mail within sixty days after the date of termination of the take-over bid and in any event within one hundred and eighty days after the date of the take-over bid, an offeror's notice to each dissenting offeree stating that:

(a) the offerees holding more than ninety per cent of the Units to which the bid relates accepted the take-over bid;

(b) the offeror is bound to take up and pay for or has taken up and paid for the Units of the offerees who accepted the take-over bid;

(c) a dissenting offeree is required to elect:

(i) to transfer his Units to the offeror on the terms on which the offeror acquired the Units of the offerees who accepted the take-over bid, or

(ii) to demand payment of the fair value of his Units in accordance with subsections (8) to (17) by notifying the offeror within twenty days after he receives the offeror's notice;

(d) a dissenting offeree who does not notify the offeror in accordance with subparagraph (c)(ii) is deemed to have elected to transfer his Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid; and

(e) a dissenting offeree must send his Units to which the take-over bid relates to the Trust within twenty days after he receives the offeror's notice.

(3) Concurrently with sending the offeror's notice under subsection (2), the offeror shall send to the Trust a notice of adverse claim disclosing the name and address of the offeror and the name of the dissenting offeree with respect to each Unit held by a dissenting offeree.

(4) A dissenting offeree to whom an offeror's notice is sent under subsection (2) shall, within twenty days after he receives that notice, send his Unit certificates to the Trust.

(5) Within 20 days after the offeror sends an offeror's notice under subsection (2), the offeror shall pay or transfer to the Trust the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (2)(c)(i).

(6) The Trust is deemed to hold in trust for the dissenting Unitholder the money or other consideration it receives under subsection (5), and the Trust shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place the other consideration in the custody of a bank or such other body corporate.

(7) Within thirty days after the offeror sends an offeror's notice under subsection (2), the Trust shall:

(a) issue to the offeror a Unit certificate in respect of the Units that were held by dissenting offerees;

(b) give to each dissenting offeree who elects to accept the take-over bid terms under subparagraph (2)(c)(i) and who sends his Unit certificates as required under subsection (4), the money or other consideration to which he is entitled, disregarding fractional Units, if any, which may be paid for in money, and

(c) send to each dissenting unitholder who has not sent his Unit certificates as required under subsection (4) a notice stating that:

(i) his Units have been cancelled,

(ii) the Trust or some designated person holds in trust for him the money or other consideration to which he is entitled as payment for or in exchange for his Units, and

(iii) the Trust will, subject to subsections (8) to (17), send that money or other consideration to him forthwith after receiving his Units.

(8) If a dissenting offeree has elected to demand payment of the fair value of his Units under subparagraph (2)(c)(ii), the offeror may, within twenty days after it has paid the money or transferred the other consideration under subsection (5), apply to a court to fix the fair value of the Units of that dissenting offeree.

(9) If an offeror fails to apply to a court under subsection (8), a dissenting offeree may apply to a court for the same purpose within a further period of twenty days.

(10) Where no application is made to a court under subsection (9) within the period set out in that subsection, a dissenting offeree is deemed to have elected to transfer his Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid.

(11) An application under subsection (8) or (9) shall be made to a court having jurisdiction in the place where the Trust has its registered office or in the province where the dissenting offeree resides if the Trust carries on business in that province.

(12) A dissenting offeree is not required to give security for costs in an application made under subsection (8) or (9).

(13) On an application under subsection (8) or (9):

(a) all dissenting offerees referred to in subparagraph (2)(c)(ii) whose Units have not been acquired by the offeror shall be joined as parties and shall be bound by the decision of the court; and

(b) the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

(14) On an application to a court under subsection (8) or (9), the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the Units of all dissenting offerees.

(15) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Units of a dissenting offeree.

(16) The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount for his Units as fixed by the court.

(17) In connection with proceedings under this section, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may:

(a) fix the amount of money or other consideration that is required to be held in trust under subsection (6);

(b) order that money or other consideration be held in trust by a person other than the Trust; and

(c) allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date he sends or delivers his Unit certificates under subsection (4) until the date of payment.

ARTICLE VI
MEETINGS OF UNITHOLDERS

6.1 Annual Meeting

There shall be an annual meeting of the Unitholders at such time and place as the Trustees shall prescribe for the purpose of electing Trustees, appointing the auditors of the Trust and transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of Unitholders shall be held after delivery to the Unitholders of the annual report referred to in section 14.6 and within six months after the end of each fiscal year.

6.2 Other Meetings

The Trustees shall have power at any time to call special meetings of the Unitholders at such time and place as the Trustees may determine. Special meetings of the Unitholders shall be called upon the written request of Unitholders holding not less than 20% of the outstanding Units of the Trust. If there shall be no Trustees, the officers of the Trust shall promptly call a special meeting of the Unitholders for the election of successor Trustees. The phrase "meeting of Unitholders" wherever it appears in this Declaration of Trust shall mean and include both an annual meeting and any other meeting of Unitholders.

6.3 Notice of Meeting of Unitholders

Notice of all meetings of the Unitholders shall be mailed or delivered by the Trustees to each Unitholder at his address appearing in the Register not less than 21 nor more than 50 days before the meeting. Notice of any meeting of Unitholders shall state the purposes of the meeting.

6.4 Quorum; Chairman

Two Unitholders at any meeting represented in person or by proxy shall constitute a quorum for any meeting of Unitholders. The chairman of the Trustees or the President of the Trust, if present, and otherwise any other Trustee determined by the Trustees, shall be the Chairman of any meeting of Unitholders.

6.5 Voting

Holders of Units may attend and vote at all meetings of the Unitholders either in person or by proxy. Each Unit shall be entitled to one vote at all meetings of Unitholders. Any action to be taken by the Unitholders shall except as otherwise required by this Declaration of Trust or by law, be authorized when approved by a majority of the votes cast at a meeting of Unitholders. The Chairman of any such meeting shall not have a second or casting vote.

6.6 Matters on which Unitholders may Vote

None of the following shall occur unless the same has been duly approved by the Unitholders at a meeting duly called and held

(a) subject to sections 2.5 and 2.6, the election or removal of Trustees;

(b) except as provided in section 14.4, the appointment or removal of auditors of the Trust;

(c) any amendment to the Declaration of Trust (except as provided in section 4.5 or section 11.1);

(d) the sale of the assets of the Trust as an entirety or substantially as an entirety; or

(e) the termination of the Trust.

Except with respect to the foregoing matters specified in this section, no vote of the Unitholders shall in any way bind the Trustees. Nothing in this section, however, shall prevent the Trustees from submitting to a vote of Unitholders any matter which they deem appropriate.

6.7 Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or who are entitled to receive any distribution, or for the purpose of any other action, the Trustees may from time to time, without notice to Unitholders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine; or without closing the transfer books the Trustees may fix a date not more than 60 days prior to the date of any meeting of Unitholders or distribution or other action as a record

date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to receive such distribution or to be treated as Unitholders of record for purposes of such other action, and, except as otherwise determined from time to time by the Trustees, any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to receive such distribution, even though he has since that date disposed of his Units, and, except as otherwise determined from time to time by Trustees, no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting for any adjournment thereof or to receive such distribution or to be treated as a Unitholder of record for purposes of such other action.

6.8 Proxies

Whenever the vote or consent of Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or by a proxy in such form as the Trustees may prescribe from time to time. The Trustees may solicit such proxies from the Unitholders or any of them in any matter requiring or permitting the Unitholders' vote or consent.

The Trustees may specify, if they so determine, in the notice of meeting of Unitholders that all proxies must be received by the Secretary of the Trust no later than 48 hours prior to the meeting excluding days other than business days, and that proxies not so received will not be valid.

ARTICLE VII
MEETINGS OF TRUSTEES

7.1 Trustees may act without Meeting

The Trustees may act with or without a meeting. Any action of the Trustees may be taken at a meeting by vote or without a meeting by written consent of all of the Trustees.

7.2 Notice of Meeting

Meetings of the Trustees may be held from time to time upon the call of the President, the Secretary or other officer of the Trust or any two Trustees. Regular meetings of the Trustees may be held without call or notice at a time and place fixed by the Trustees' Regulations. Notice of the time and place of any other meetings shall be mailed or otherwise given not less than 48 hours before the meeting but may be waived in writing by any Trustee either before or after such meeting. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

7.3 Quorum

A quorum for all meetings of the Trustees or any committee thereof shall be at least 50% of the Trustees or of the Trustees on such committee, as the case may be, present in person, a majority of whom shall be persons who are not officers or other employees of the Trust.

7.4 Voting at Meetings

Questions arising at any meeting of the Trustees shall be decided by a majority of the votes cast. In the case of an equality of votes, the Chairman of the meeting, who shall be the chairman of the Trustees or, if he not be present, the President if present, shall not have a second or casting vote in addition to his original vote.

7.5 Meetings by Telephone

Any Trustee may participate in a meeting of the Trustees or any committee thereof by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and a Trustee so participating shall be considered for the purposes of this Declaration of Trust to be present in person at that meeting.

ARTICLE VIII
DELEGATION OF POWERS

8.1 The Investment Committee

The Trustees shall appoint an Investment Committee to consist of not less than two Trustees. At least two-thirds of such members shall have had at least five years substantial experience in the commercial real estate field. The duties of the Investment Committee will be to review all proposals regarding investments and to authorize proposed transactions and make investments on behalf of the Trust. Questions arising at any meeting of the Investment Committee shall be decided by a majority of the votes. Decisions may be taken by written consent of all of the members of the Investment Committee. Any member of the Investment Committee may call a meeting of the Committee upon not less than 48 hours' notice. Where for any reason a member of the Investment Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Investment Committee may be designated by the Trustees to act as an alternate.

The Investment Committee shall be entitled to delegate its responsibility for acquisitions or dispositions having a value of less than $25 million ("**Smaller Transactions**") to a committee comprised of at least three members of the Trust's management, which committee shall include the Trust's chief executive officer and chief operating officer. Notwithstanding such delegation, the Investment Committee shall obtain and review reports of such management committee at least quarterly of the deliberations and determinations of such management committee in respect of Smaller Transactions.

8.2 The Compensation Committee

The Trustees shall appoint a Human Resources and Compensation Committee to consist of not less than three Trustees, a majority of whom shall not be officers or other employees of the Trust. The duties of such committee will be to review the proposed compensation of the officers of the Trust, other senior employees of the Trust and the chairpersons of the Trustees and any committees of the Trustees and to make recommendations in connection therewith to the Trustees. Questions arising at any meeting of such committee shall be decided by a majority of the votes. Decisions may be taken by written consent of all of the members of such committee.

Any member of such committee may call a meeting of such committee upon not less than 48 hours' notice.

8.3 The Audit Committee

The Trustees shall appoint an audit committee from among their number to consist of not less than three Trustees, a majority of whom are not officers or other employees of the Trust. The Audit Committee shall review the financial statements of the Trust and report thereon to the Unitholders. The auditors of the Trust are entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Trust, to attend and be heard thereat and, if so requested by a member of the Audit Committee, shall attend any meeting of the Committee held during the term of office of the auditors. The auditors of the Trust or a member of the Audit Committee may call a meeting of the Committee on not less than 48 hours' notice.

8.4 Additional Committees

The Trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing the affairs of the Trust; provided that the Trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the *Canada Business Corporation Act* may not so delegate.

ARTICLE IX
DISTRIBUTIONS

9.1 Computation of Income

Income of the Trust to be distributed to Unitholders on each Distribution Date (the "Distributions") shall be determined by the Trustees and computed on each Distribution Date for the calendar month ending on the Distribution Date or, if the Distribution Date does not coincide with the last day of a calendar month, for the last calendar month ended immediately preceding the Distribution Date.

9.2 Distributions Payable

On each Distribution Date specified herein or which may be determined by the Trustees, the Distributions determined and calculated in accordance with section 9.1 shall be payable proportionately to persons who (subject to Section 5.16) are Unitholders on the record date for distribution in respect of each such distribution. Notwithstanding the foregoing, in each year the aggregate amount payable by the Trust for distributions to Unitholders shall not be less than the Trust's income for the year, as calculated in accordance with the *Income Tax Act* (Canada) after all permitted deductions under such Act have been taken.

For greater certainty, it is hereby expressly declared that a Unitholder shall have the legal right to enforce payment of any amount which is required to be payable by this Declaration of Trust. The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient monies from the capital to the income account of the Trust to permit distributions of income which are payable to be effected.

The Trustees may, in their discretion, at any time or times during any year, declare additional amounts to be distributable to persons who are Unitholders as at the record date for such distribution.

Cash distributions shall be made by cheque payable to or to the order of the Unitholder or by such other manner of payment as may be approved by the Trustees from time to time. The payment, if made by cheque, shall be conclusively deemed to have been made upon hand-delivery of a cheque to the Unitholder or to his agent duly authorized in writing or upon the mailing of a cheque by prepaid first-class mail addressed to the Unitholder at his address as it appears on the Register unless the cheque is not paid on presentation. The Trustees may issue a replacement cheque if they are satisfied that the original cheque has not been received or has been lost or destroyed upon being furnished with such evidence of loss, indemnity or other document in connection therewith that they may in their discretion consider necessary.

9.3 Automatic Reinvestment

The Trustees may in their sole discretion, establish a distribution reinvestment plan at any time providing for the voluntary reinvestment of distributions of income by Unitholders.

9.4 Income Tax Matters

In computing the income of the Trust for income tax purposes, the Trust shall claim the maximum amount allowable to it in respect of the capital cost allowance of the Trust and the cumulative eligible capital of the Trust, except as otherwise determined by the Trustees, and to the extent permitted by the *Income Tax Act* (Canada) may apply non-capital losses for prior years and any losses (other than capital losses) realized in the year to reduce tax payable or taxable capital gains of the Trust, and shall, to the extent permitted by the *Income Tax Act* (Canada), deduct such portion of the income paid or payable to Unitholders in the year in excess of any capital cost allowance and cumulative eligible capital claimed and any losses applied to reduce tax payable on taxable capital gains pursuant to this section.

9.5 Designation of Taxable Dividends, Taxable Capital Gains and Foreign Income

In accordance with and to the extent permitted by the *Income Tax Act* (Canada), the Trustees in each year shall make such designations in respect of the amounts payable or deemed to have been payable to or on behalf of Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year.

9.6 Definitions

Unless the context otherwise requires, any term in Article I or this Article which is defined in the *Income Tax Act* (Canada) shall have for the purposes of Article I and this Article the meaning that it has in the *Income Tax Act* (Canada).

ARTICLE X
FEES AND EXPENSES

10.1 Expenses

The Trust may pay reasonable expenses incurred in connection with the administration and management of the Trust, including, without limitation, fees of auditors, lawyers, appraisers, registrars and transfer agents and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders.

10.2 Payment of Real Property and Brokerage Commissions

The Trust may pay real property and brokerage commissions at commercial rates in respect of the acquisition and disposition of any investment acquired or disposed of by it.

10.3 Property Management, Leasing and Financing Fees

The Trust may pay property management fees, leasing fees, financing fees and similar fees normally charged by property managers, all at commercial rates in respect of any real property owned by it.

10.4 Indemnification of Unitholders for Transfer Taxes

Unitholders who acquire Units through the facilities of a stock exchange shall at all times be indemnified and saved harmless out of the funds of the Trust from and against any and all claims which may be made of them for the payment of any tax, charge, or other levy imposed by a taxing authority in connection with the transfer of an interest in real property.

ARTICLE XI
AMENDMENTS TO THE DECLARATION OF TRUST

11.1 Amendments by the Trustees

The Trustees may make the following amendments to this Declaration of Trust in their sole discretion and without the approval of Unitholders:

(a) amendments for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, its status under the *Income Tax Act* (Canada) or the distribution of its Units;

(b) amendments which, in the opinion of the Trustees, provide additional protection for Unitholders;

(c) amendments which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies in the Declaration of Trust;

(d) amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders;

(e) such amendments to the Declaration of Trust as they in their discretion deem necessary or desirable as a result of changes in the taxation laws from time to time which may affect the Trust or its beneficiaries; and

(f) amendments which in the opinion of the Trustees are not prejudicial to Unitholders and are necessary or desirable.

11.2 Amendments by Unitholders

Subject to section 11.3, this Declaration of Trust may be amended by the vote of a majority of the votes cast at a meeting of Unitholders called for that purpose.

11.3 Two-Thirds Unitholder Vote

No amendment may be made which would change any right with respect to any outstanding Units of the Trust by reducing the amount payable thereon upon termination of the Trust, by diminishing or eliminating any voting rights pertaining thereto or which would relate to the duration or termination of the Trust or any sale or transfer of the assets of the Trust as an entirety or substantially as an entirety, except by the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

ARTICLE XII
TERMINATION OF THE TRUST

12.1 Duration of the Trust

Unless the Trust is sooner terminated as otherwise provided herein, the Trust shall continue in such manner that the Trustees shall have all the powers and discretions, expressed and implied, conferred upon them by law or by this Declaration of Trust.

12.2 Termination by Unitholders

The Trust may be terminated by the vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

12.3 Effect of Termination

Upon the termination of the Trust, the liabilities of the Trust shall be discharged with due speed and the net assets of the Trust shall be liquidated and the proceeds distributed proportionately to the Unitholders. Such distribution may be made in cash or in securities or partly in both, all as the Trustees in their sole discretion may determine.

ARTICLE XIII
LIABILITIES OF THE TRUSTEES AND OTHERS

13.1 Liability and Indemnification of the Trustees, Officers and Employees

The Trustees, officers and other employees of the Trust shall at all times be indemnified and saved harmless out of the funds of the Trust from and against all claims whatsoever, including costs, charges and expenses in connection therewith, brought, commenced or

prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as Trustees, officers or employees, as the case may be, and also from and against all other costs, charges, and expenses which they sustain or incur in or about or in relation to the affairs of the Trust. Further, no such person shall be liable to the Trust or to any Unitholder or annuitant or any other person for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the Trust or its assets. The foregoing sentences do not apply unless:

(a) the person acted honestly and in good faith with a view to the best interests of the Trust; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing his conduct was lawful.

13.2 Liability of Trustees, Officers and Employees

The Trustees, officers and other employees of the Trust, shall not be liable to the Trust or to any Unitholder, annuitant or any other person for the acts, omissions, receipts, neglects or defaults of any person, firm or corporation employed or engaged by them as permitted hereunder, or for joining in any receipt or act of conformity, or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be laid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or corporation with whom or which any monies, securities or property of the Trust shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on the part of the Trustees, officers or other employees or for any other loss, damage or misfortune which may happen in the execution by such persons of their duties hereunder, except to the extent set out in the last sentence of section 13.1.

13.3 Reliance upon Advice

The Trustees, officers and other employees of the Trust may rely and act upon any statement, report or opinion prepared by or any advice received from the auditors, solicitors or other professional advisors of the Trust and shall not be responsible or held liable for any loss or damage resulting from so relying or acting.

13.4 Liability of Unitholders and Others

No Unitholder or annuitant shall be held to have any personal liability as such, and no resort shall be had to his private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees or any obligation which a Unitholder or annuitant would otherwise have to indemnify a trustee for any personal liability incurred by the Trustees as such, but rather the assets of the Trust only are intended to be liable and subject to levy or execution for such satisfaction. Any written instrument creating an obligation which is or includes the granting by the Trust of a lease, sublease or mortgage or which is, in the judgement of the Trustees, a material obligation shall contain a provision to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the

Unitholders, but the property of the Trust or a specific portion thereof only shall be bound. If the Trust acquires any real property investment subject to existing contractual obligations, including obligations under mortgages and leases, the Trustees shall use their best efforts to have any such obligations modified so as to achieve the aforesaid disavowal of contractual liability. Further, the Trustees shall cause the operations of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Unitholders for claims against the Trust, and shall, to the extent which it determines to be possible and reasonable, including in the cost or premiums, to cause the Trust to carry insurance for the benefit of the Unitholders and annuitants in such amounts as they consider adequate to cover any foreseeable non-contractual or non-excluded contractual liability. Any potential liability of the Trustees with respect to their foregoing obligations or their failure to perform the same shall be governed by the provisions of sections 13.1, 13.2 and 13.3.

ARTICLE XIV
GENERAL

14.1 Execution of Instruments

Any two Trustees shall have authority to sign in the name and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. The Trustees shall have power from time to time to appoint any person or persons on behalf of the Trust either to sign instruments in writing generally or to sign specific instruments in writing.

14.2 Manner of Giving Notice

Any notice required or permitted by the provisions of this Declaration of Trust to be given to a Unitholder shall be deemed conclusively to have been given if given either by delivery or by prepaid ordinary mail addressed to the Unitholder at his address shown on the Register.

14.3 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

14.4 Trust Auditors

The auditors of the Trust shall be appointed at each annual meeting. If at any time a vacancy occurs in the position of auditors of the Trust, the Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the auditors of the Trust until the next annual meeting of Unitholders. The auditors of the Trust shall report to the Trustees and the Unitholders on the annual financial statements of the Trust and shall fulfil such other responsibilities as they may properly be called upon by the Trustees to assume. The auditors shall have access to all records relating to the affairs of the Trust.

14.5 Fiscal Year

The fiscal year of the Trust shall terminate on December 31 in each year.

14.6 Reports to Unitholders and Statements of Units Held

Within 140 days of the end of each calendar year and at least 21 days prior to each annual meeting of Unitholders, the Trustees shall send to each Unitholder a report, including audited comparative financial statements for such year, prepared in compliance with applicable securities laws. Within 60 days after the end of each of the first three fiscal quarters, of each year, the Trustees shall send unaudited comparative financial statements for the period then ended prepared in compliance with applicable securities laws to each Unitholder. The Trustees will supply Unitholders with any information that may be required by them in connection with their obligations under the *Income Tax Act* (Canada).

14.7 Trust Assets to be Kept Separate

The Trustees shall maintain the assets of the Trust separate from all other property in their possession.

14.8 Trustees May Hold Units

Subject to section 5.7, any Trustee may be a Unitholder or may be an annuitant.

14.9 Right to Inspect Documents

A Unitholder and any agent, consultant or creditor of the Trust shall have the right to examine the Declaration of Trust and any other documents or records which the Trustees determine should be available for inspection by such persons, during normal business hours at the principal office of the Trust. Unitholders and creditors of the Trust shall have the right to obtain or make or cause to be made a list of all or any of the registered holders of Units, to the same extent and upon the same conditions as those which apply to shareholders and creditors of a corporation governed by the *Canada Business Corporations Act*, as amended from time to time.

14.10 Consolidations

Any one or more Trustees may prepare consolidated copies of the Declaration of Trust as it may from time to time be amended and may certify the same to be a true consolidated copy of the Declaration of Trust, as amended.

14.11 Counterparts

This Declaration of Trust may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

14.12 Severability

The provisions of this Declaration of Trust are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of the Declaration of Trust and shall not affect or impair any of the remaining provisions thereof.

14.13 Headings for Reference Only

The headings preceding the articles and sections hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Declaration of Trust.

14.14 Governing Law

This Declaration of Trust shall be interpreted and take effect in accordance with the laws of the Province of Ontario.

****

IN WITNESS WHEREOF the Trustees have caused these presents to be signed and sealed as of the 15th day of May, 2007.

"Clare R. Copeland" l/s **Clare R. Copeland**	*"Raymond M. Gelgoot"* l/s **Raymond M. Gelgoot**
"Paul Godfrey" l/s **Paul Godfrey**	*"Frank W. King"* l/s **Frank W. King**
"Dale H. Lastman" l/s **Dale H. Lastman**	*"Ronald W. Osborne"* l/s **Ronald W. Osborne**
"Sharon Sallows" l/s **Sharon Sallows**	*"Edward Sonshine"* l/s **Edward Sonshine, Q.C.**

END